UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
FLO NNN Real Yield LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 13, 2022

Physical address of issuer
224 Franklin Ave Suite B6, 224 Franklin Ave Suite B6, Hewlett, NY 11557

Website of issuer
https://www.leafwellfarm.com/

Name of intermediary through which the Offering will be conducted
ChainRaise Portal

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
 3.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Bank Vista

Type of security offered
Preferred Membership Interest

Target number of Securities to be offered
400

Price (or method for determining price)
$250.00

Target offering amount
$100,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
May 1, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$1250.00	$1600.00
Taxes Paid	$0.00	$0.00
Net Loss	($1250.00)	($1600.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 21, 2024

FORM C

Up to $5,000,000.00

FLO NNN Real Yield LLC



Preferred Membership Interest

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by FLO NNN Real Yield LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Preferred Membership Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise Portal (the "Intermediary"). The Intermediary will be entitled to receive 3% related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$$7.50	$242.50
Aggregate Minimum Offering Amount	$100,000.00	$3,000.00	$97,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$150,000.00	$4,850,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.floinvestors.com/home no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 21, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANK VISTA , THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY	11
The Property	12
The Offering	12
RISK FACTORS	12
Risks Related to the Company's Business and Industry	12
Risks Related to the Securities	15
PROPERTY AND THE BUSINESS	18
Description of the Property	18
Business Plan	19
Managing Entity	19
Litigation	19
Other	19
USE OF PROCEEDS	20
DIRECTORS, OFFICERS AND EMPLOYEES	21
Directors	21
Officers of the Company	21
Employees	21
CAPITALIZATION AND OWNERSHIP	22
Capitalization	22
Ownership	22
FINANCIAL INFORMATION	23
Operations	23
Liquidity and Capital Resources	23
Capital Expenditures and Other Obligations	23
Material Changes and Other Information	23
Trends and Uncertainties	23
THE OFFERING AND THE SECURITIES	24
The Offering	24
The Securities	25
Distributions	26
TAX MATTERS	27
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	27
Related Person Transactions	27
Conflicts of Interest	28
OTHER INFORMATION	28
Bad Actor Disclosure	28
EXHIBITS	28
EXHIBIT A	31
EXHIBIT B	42
EXHIBIT C	54
EXHIBIT D	78

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.leafwellfarm.com/

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

FLO NNN Real Yield LLC (the "Company") is a Delaware Limited Liability Company, formed on December 13, 2022.

The Company is located at 224 Franklin Ave Suite B6, 224 Franklin Ave Suite B6, Hewlett, NY 11557, United States.

The Company's website is https://www.leafwellfarm.com/

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Leafwell Farm Live Work	341 Swiss Hill Rd North Jeffersonville NY 12748	Tiny Home Rental Community

The Offering

Minimum amount of Preferred Membership Interests being offered	400
Total Preferred Membership Interests outstanding after Offering (if minimum amount reached)	400
Maximum amount of Preferred Membership Interests	20,000
Total Preferred Membership Interests outstanding after Offering (if maximum amount reached)	20,000
Purchase price per Security	$250.00
Minimum investment amount per investor	$250.00
Offering deadline	May 1, 2025
Use of proceeds	See the description of the use of proceeds on page below hereof.
Voting Rights	See the description of the voting rights on page below hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on December 13, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will

not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on December 13, 2022. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. [We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations.] We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

.

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Risks Related to the Securities

The Preferred Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Preferred Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Preferred Membership Interests. Because the Preferred Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Preferred Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Preferred Membership Interests may also adversely affect the price that you might be able to obtain for the Preferred Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material property, each described below.

Description of the Property

The land and property was acquired 2018-12-04 and the following material improvements have been made since that time: cleared the 11 acres for installation of tiny home community.

Property Manager

The Company self manages the property.

Property Revenue

The property is a tiny home community affordable housing rental property.

Property Condition

New construction, manufacture mobile homes.

Competition

High demand for tiny home nature based living, limited availability of land at our cost basis allowing for affordable housing.

Financing

The properties will be acquired without financing. The property will not require loan guarantees.

Tenants

The tenants will be retirees, digital workers, and local economy based workers.

Name or description of tenant	% of Residential	% of Company revenue
Residential Tenants	100%	100%

Regulation
We are not subject to any special government regulations, other than building industry regulations.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Retail Commercial and the percentage owned:

Name	% owned
KeefX, LLC	100%

Other Property Information

Business Plan

The company will acquire land to develop tiny home communities throughout the USA. The company has an exclusive network to originate such acquisitions of this real estate type. The company will profit from the rental revenue it collects which will be distributed to the member-owners. The company will hold the properties as a portfolio while the value of such properties increases as demand to acquire and finance such properties stabilizes earning the company a large profit from its basis price to the future increase in market value anticipated.

Managing Entity

KeefX LLC, managed by Yitz Klein

The manager shall earn it's accrued and undistributed 8% promote fee.

Refer to Operating Agreements below.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Intellectual Property
The Company is dependent on the following intellectual property: None

Other
The Company's principal address is 224 Franklin Ave Suite B6, 224 Franklin Ave Suite B6, Hewlett, NY 11557

The Company has the following additional addresses: None

The Company conducts business in California

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$3000	3.00%	$150,000
Campaign marketing expenses or related reimbursement	22.00%	$22,000	10.00%	$500,000
Estimated Attorney Fees	5.00%	$5,000	0.10%	$5,000
Estimated Accountant/Auditor Fees	1.00%	$1,000	0.04%	$2,000
General Marketing	10.00%	$10,000	10.00%	$500,000
Purchase of Real Property	59.00%	$59000	76.86%	$3,843,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company will change the use only to acquire more real estate. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Yitz Klein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Yitz Klein 12/13/2022 no end

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Professional Investor 1/1/2012

Education

High School

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
- 46,667 units of Common Membership Interests.
- Nil units of Preferred Membership Interests.

The Company has the following debt outstanding: None

The Company has not conducted any offerings, exempt or not, in the past 3 years.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $16,700,000.00

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is solely owned by Yitz Klein

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Yitz Klein	100.0%

Following the Offering, the Purchasers will own 2% of the Company if the Minimum Amount is raised and 30% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following Marketing. We do not anticipate generating cash flow revenue until we develop our first property. We will begin development immediately of the tiny home rental community on the property the entity owns.. The Company intends to achieve profitability in the next 12 months by developing our owned property.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $80,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The majority of the funds raised will be used for property development costs and expenses for the project.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 20,000 of Preferred Membership Interests for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 1,2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Bank Vista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price is the face amount or par value of the Securities. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through ChainRaise Portal, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
3.0% of the amount raised

Stock, Warrants and Other Compensation
None.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 400 Preferred membership interests outstanding and 46,667 Common Membership Interests issued.

Clauses relating to Prefered Members Interests, extracted from the Operating Agreement are included below. Refer to Exhibit C containing the full Operating Agreement, including other rights related to Members Interests..

"Preferred Capital Amount" shall mean the Capital Contribution made by each holder of a Preferred Membership Interest.

"Preferred Cumulative Return" shall mean, for each Preferred Membership Interest holder, the amount equal to 115% of such holder's Preferred Capital Amount.

"Preferred Distribution Return" shall mean simple interest at a rate of 8% per annum.

"Promote Fee" shall mean an amounts equal to 8% of the aggregate Preferred Capital Amount.

"Unreturned Preferred Capital Amount" shall mean, for any Preferred Membership Interest, as of any time, an amount equal to the excess, if any, of (i) the Preferred Capital Amount of such Preferred Membership Interest, over (ii) the aggregate amount of Distributions made by the Company prior to such time with respect to such Preferred Membership Interest under, or in respect of Section 4.1 hereof.

The Company shall initially have two authorized classes of Membership Interests, consisting of 20,000 Preferred Membership Interests and 46,667 Common Membership Interests, which shall have the rights set forth herein. As of the Effective Date, the Members of the Company, and their respective Units and Preferred Membership Interests in the Company, are set forth on the annexed Exhibit A. The Manager shall have the right to cause the Company to issue and/or create and issue at any time, and for such amount and form of consideration as the Manager may determine, addition Membership Interests.

"Preferred Membership Interest" means a Membership Interest having the rights and obligations specified with respect to Preferred Membership Interests in this Agreement. Preferred Membership Interests shall be non-voting interests issued to capital investors in the Company in consideration of each such Member's Preferred Capital Amount, and shall earn the Preferred Distribution Return.

Distributions

At such time as determined by Manager, cash available for distribution shall be distributed as follows:.

(a) First, to the Preferred Membership Interests, ratably in such amounts to pay all unpaid Preferred Distributions Return;

(b) next, to the Manager to pay all unpaid Promote Fee obligations of the Company;

(c) next, to the Preferred Membership Interests, ratably in such amounts to pay all Unreturned Preferred Capital Amounts;

(d) next, (i) 60% ratably to the Preferred Membership Interests and (ii) 40% to the Common Membership Interests, until the Preferred Membership Interest have received the Preferred Cumulative Return;

(e) thereafter, 30% ratably to the Preferred Membership Interests and (ii) 70% to the Common Membership Interests.

For purposes of determining the amount of distributions, each Member shall be treated as having made the Capital Contributions and as having received the Distributions made to or received by its predecessors in respect of any of such Member's Membership Interests.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Other than the Promoter Fee of 8% , there are no other payments to related parties.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Our property leases will be to multifamily tenants with secure jobs and affordable rental payments. We aim be the largest tiny home community developer in the USA.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FLO NNN Real Yield LLC
_____
(Issuer)

Yitz Klein
_____
(By)

Managing Member
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/sYITZ KLEIN
_____
(Signature)

Yitz Klein
_____
(Name)

Managing Member
_____
(Title)

5/28/24
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Subscription Agreement
Exhibit C   Operating Agreement
Exhibit D   Video Transcript

EXHIBIT A

Financial Statements

Flo NNN Real Yield LLC
Financial Statements
As of December 31, 2022 and 2023

Flo NNN Real Yield LLC
Financial Statements
As of December 31, 2022 and 2023
Index to Audited Financial Statements

Audit Report	Page 3
Balance Sheet	Page 5
Income Statement	Page 6
Changes in Equity Statement	Page 7
Cash Flow Statement	Page 8
Notes to the Financial Statements	Page 9

2





Audits LLC
CROWDFUNDING AUDITS AND REVIEWS

April 13, 2024

INDEPENDENT AUDITORS' REPORT

The Board of Directors

Flo NNN Real Yield LLC

224 Franklin Ave

Hewlett, NY 11557

REPORT ON FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Flo NNN Real Yield LLC as of December 31, 2022 and 2023 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amountsand disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments,the auditor

considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion onthe effectiveness of the Company's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statementpresentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flo NNN Real Yield LLC as of December 31, 2022 and 2023, and the results of operations, changes in owner's equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis
Apr. 13, 2024

Certified Public Accountant, NH
08224 CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

4

36

Flo NNN Real Yield LLC
Balance Sheet Statement

As of December 31, 2022 and 2023

ASSETS	2022	2023
Current Assets		
Non-Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	-	-
Non-Current Liabilities	-	-
TOTAL LIABILITIES	-	-
Net Equity	-	-
TOTAL LIABILITIES AND EQUITY	-	-

5

Flo NNN Real Yield LLC
Income Statement

As of December 31, 2022 and 2023

	2022	2023
Revenues	-	-
Less Operating Expenses	-	-
Legal and Professional Fees	1,600	1250
Net Profit (Loss)	(1,600)	(1,250)

6

Flo NNN Real Yield LLC
Statement of Changes in Equity

As of December 31, 2022 and 2023

	Contributions	Earnings	Equity Balance
Beginning Balance as of December 12, 2022	-	-	-
Owners Contributions as of December 31, 2022	1,600	-	1,600
Net Profit (Loss) as of December 31, 2022	-	(1,600)	-
Equity Balance as of December 31, 2022	**1,600**	**(1,600)**	-
Owners Contributions as of December 31, 2023	1,250	-	1,250
Net Profit (Loss) as of December 31, 2022	-	(1,250)	-
Equity Balance as of December 31, 2022	**1,250**	**(1,250)**	-

7

Flo NNN Real Yield LLC
Statement of Cash Flow

As of December 31, 2022 and 2023

	2022	2023
OPERATING ACTIVITIES		
Net Income	(1,600)	(1,250)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Net cash used by operating activities	(1,600)	(1,250)
Net Cash Used In Investing Activities	-	-
Net Cash Provided By Financing Activities	1,600	1,250
Owners Contributions	1,600	1,250
NET CASH INCREASE (DECREASE) FOR PERIOD	-	-
Cash at the beginning of the period	-	-
CASH AT END OF PERIOD	-	-

Flo NNN Real Yield LLC

Notes to the Financial Statements:

As of December 31, 2022 and 2023

1. DESCRIPTION OF THE BUSINESS

FLO NNN Real Yield LLC was formed in the state of Delaware on December 12, 2022. The company has not yet started its operations as of the date of this report, and funding its operational expenses from financing activities.

The company will acquire and manage real estate long term leased to license cannabis operations (retail, cultivation, distribution, office, hospitality) and will return and distribute its cash flow on a monthly basis. The companies operating income depends on management fee for managing the real estate.

Our vision is to tokenize the real estate and offer secondary trading and liquidity to the holders of ownership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has not started the operations yet. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

9

EXHIBIT B

Subscription Agreement

FLO NNN Real Yield LLC,
INC.SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

FLO NNN Real Yield LLC
Attn: Yitz Klein
224 Franklin Ave Suite 36,
Hewlett, NY 11557

Ladies and Gentlemen:

I commit and subscribe to purchase from FLO NNN Real Yield LLC, a Delaware Limited Liability Company (the "Company") "Preferred Units of Membership Interest" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Preferred Units of Membership Interest subscribed to hereby shall be issued to me in the form of Units.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

a. I hereby subscribe to purchase the number of Preferred Units of Membership Interest set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Preferred Units of Membership Interest subscribed.

Principal Amount of Preferred Units of Membership Interest ....[1]

(1) A minimum purchase of $250, is required for individual investors. Amounts may be subscribed for in $250 increments.

b. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

Representations of Investor

In connection with the sale of the Preferred Units of Membership Interest to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM C, dated on or about May 21, 2024 (the "Memorandum"), relating to the offering of the Equity.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Preferred Units of Membership Interest.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Preferred Units of Membership Interest, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Preferred Units of Membership Interest).

d. I understand that an investment in the Preferred Units of Membership Interest is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Preferred Units of Membership Interest. I can bear the economic risk of an investment in the Preferred Units of Membership Interest for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Preferred Units of Membership Interest, that there are significant restrictions on the transferability of the Preferred Units of Membership Interest and that for these and other reasons, I may not be able to liquidate an investment in the Preferred Units of Membership Interest for an indefinite period of time.

f. I have been advised that the Preferred Units of Membership Interest have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4 Investment Intent.; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Preferred Units of Membership Interest, (ii) the purchase of the Preferred Units of Membership Interest is a long-term investment, (iii) the transferability of the Preferred Units of Membership Interest is restricted, (iv) the Preferred Units of Membership Interest may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Preferred Units of Membership Interest.

b. I represent and warrant that I am purchasing the Preferred Units of Membership Interest for my own account, for long term investment, and without the intention of reselling or redistributing the Preferred Units of Membership Interest. The Preferred Units of Membership Interest are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Preferred Units of Membership Interest. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Preferred Units of Membership Interest in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Preferred Units of Membership Interest and for which the Preferred Units of Membership Interest were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Preferred Units of Membership Interest by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

3

5 Additional Representations of Investor.

In connection with the sale of the Units to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the Units. The Subscription Agreement and the Units are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the Units and to subscribe for and purchase the Units subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the Units as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the Units by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the Units are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the Units for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the Units are derived from legitimate and legal sources, and neither such funds nor any investment in the Units (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Units.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the Units to me, and the Units would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Units.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the Units to me.

g. I acknowledge and agree that any approval or consent of a Units holder required under the Units may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

4

6 Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:

❏　i.　I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

❏　ii.　I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

❏　iii.　I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

❏　iv.　I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

❏　v.　I am a director or executive officer of FLO NNN REAL YIELD LLC

[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

❏　i.　The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

❏　ii.　The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

❏　iii.　The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

❏　iv.　The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

❏　v.　The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

❏　vi.　The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

❏　vii.　The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

❏　(1)　the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

❏　(2)　the employee benefit plan has total assets in excess of $5,000,000; or

❏　(3)　the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

❏　viii.　The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

❏　ix.　The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Preferred Units of Membership Interest and one or more of the following is true (check one or more, as applicable):

❏　(1)　an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

❏　(2)　a corporation;

❏　(3)　a Massachusetts or similar business trust;

6 Investor Qualifications.

    ❑   (4) a partnership; or

    ❑   (5) a limited liability company.

❑   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Preferred Units of Membership Interest and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Preferred Units of Membership Interest.

❑   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

❑   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

❑   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

❑   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

❑   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

❑   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

❑   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

❑   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

❑   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

6

48

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Preferred Units of Membership Interest. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Preferred Units of Membership Interest subscribed for are to be registered in the following form of ownership:

❑   Individual Ownership

❑   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

❑   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

❑ Cash ❑ CD ❑ Liquidation ❑ Margin or Bank Loan ❑ Money Market ❑ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____	_____
Name of Entity (Typed or Printed)	Telephone Number
_____	_____
Signature of Authorized Person	Entity's Tax Identification Number
_____	_____
Name & Title (Typed or Printed) of Signatory	Contact Person (if different from Signatory)
_____	_____
Principal Executive Office Address	Mailing Address (If different from principal executive office)
_____	_____
City, State & Zip Code (Must be same state as in Section 1)	City, State & Zip Code
_____	_____
Email address	Email address

Entity Subscriber Type of Ownership:

The Preferred Units of Membership Interest subscribed for are to be registered in the following form of ownership (check one):

❑ Partnership

❑ Limited Liability Company

❑ Corporation

❑ Trust or Estate (Describe, and enclose evidence of authority :

❑ IRA Trust Account

❑ Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by FLO NNN REAL YIELD LLC on As to: investment securities units the principal amount in Common Stock set forth in Item 2.a.; or investment securities units accepted investment securities amount accepted Common Stock.

FLO NNN REAL YIELD LLC

By: . . . .
Name: Yitz Klein
Its: President

Counterpart Signature Page to Articles of Incorporation of FLO NNN Real Yield LLC

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the Operating Agreement of FLO NNN Real Yield LLC, as the same may be amended from time to time, and hereby authorizes FLO NNN Real Yield LLC.to attach this counterpart signature page to the Operating Agreement as executed by the other parties thereto.

_____

Signature

_____

Name (Typed or Printed)

_____

Signature of Second Individual, if applicable

_____

Name (Typed or Printed)

EXHIBIT C

Operating Agreement

LIMITED LIABILITY OPERATING AGREEMENT OF FLO NNN REAL YIELD LLC

a Delaware limited liability company

OPERATING AGREEMENT
OF
FLO NNN REAL YIELD LLC
a Delaware limited liability company

PAGE

FORMATION OF THE COMPANY; DEFINITIONS 1
Article 1 FORMATION OF THE COMPANY; DEFINITIONS 1
    1.1 FORMATION 1
    1.2 NAME 1
    1.3 Registered Office; Registered Agent; Offices 1
    1.4 PURPOSES 1
    1.5 FOREIGN QUALIFICATION 1
    1.6 TERM 1
    1.7 NO STATE-LAW PARTNERSHIP 1
    1.8 DEFINITIONS 2
ARTICLE 2 UNITS / MEMBERS 4
    2.1 UNITS 4
    2.2 Certificate of Units; Securities 4
    2.3 REPRESENTATIONS AND WARRANTIES 5
    2.4 WITHDRAWAL 6
    2.5 INFORMATION 6
    2.6 LIABILITY TO THIRD PARTIES 6
    2.7 EXPULSION 6
    2.8 SPOUSES OF MEMBERS 6
Article 3 Capital Contributions and Liability of Members 7
    3.1 CAPITAL CONTRIBUTIONS 7
    3.2 RETURN OF CONTRIBUTIONS 7
    3.3 ADVANCES BY MEMBERS 7
    3.4 CAPITAL ACCOUNTS. s 7
    3.5 ADDITIONAL CAPITAL CONTRIBUTIONS 7
Article 4 Distributions and Allocations 8
    4.1 DISTRIBUTIONS IN GENERAL 8
    4.2 ALLOCATIONS 8
    4.3 Distinguishing Between Capital Gains and Ordinary Income 8
    4.4 Reliance on Advice of Accountants and Attorneys 8
    4.5 MEMBER ACKNOWLEDGMENT 9
Article 5 Rights of Members / Management / Governance / Meetings 9
    5.1 MEMBERS 9
    5.2 NO MANAGEMENT OF DISSENT RIGHTS 9
    5.3 NO MEMBER FIDUCIARY DUTIES 9
    5.4 MANAGEMENT BY ITS MANAGER 10
    5.5 MEETINGS OF MEMBERS 10
    5.6 Provisions Applicable to All Meetings 10

5.7   OFFICERS 11
5.8   LIMITATIONS ON LIABILITY 11
5.9   Conflicts of Interest / Dealings with Members and Affiliates 11
5.10 INDEMNIFICATION 11
ARTICLE 6 TAXES 11
6.1   TAX RETURNS 11
6.2   TAX ELECTIONS 12
Article 7 Books, Records, and Bank Accounts 12
7.1   BOOKS AND RECORDS 12
7.2   REPORTS 12
7.3   ACCOUNTS 12
Article 8 Restrictions on Transfer / Preferential Purchase Right / Purchase Option 13
8.1   RESTRICTION ON TRANSFERS 13
8.2   Obligations of Permitted Transferees 13
8.3   Distributions and Applications in Respect to Transferred Units 13
Article 9 Winding Up and Dissolution 14
9.1   WINDING UP 14
9.2   WINDING UP AND LIQUIDATION 14
9.3   DISTRIBUTION OF ASSETS 15
9.4   DISTRIBUTIONS IN KIND 15
9.5   TERMINATION 15
ARTICLE 10 AMENDMENT 15
10.1 AMENDMENTS TO THIS AGREEMENT 15
10.2 Other Amendments to this Agreement 15
ARTICLE 11 GENERAL PROVISIONS 16
11.1 OFFSET 16
11.2 NOTICES 16
11.3 ENTIRE AGREEMENT; SUPERSEDURE 16
11.4 EFFECT OF WAIVER OR CONSENT 16
11.5 BINDING EFFECT 16
11.6 GOVERNING LAW; SEVERABILITY 16
11.7 FURTHER ASSURANCES 17
11.8 WAIVER OF CERTAIN RIGHTS 17
11.9 Notice to Members of Provisions of this Agreement 17
11.10 NUMBERS AND GENDER 17
11.11 COUNTERPARTS 17
11.12 CONFIDENTIALITY 17

Exhibits

Exhibit A – Members

1393562.1

57

OPERATING AGREEMENT
OF
FLO NNN REAL YIELD LLC
a Delaware limited liability company

This Limited Liability Operating Agreement of FLO NNN Real Yield LLC, effective as of December 12, 2022, is executed and agreed to, for good and valuable consideration, by the Members.

Article 1Article 1
FORMATION OF THE COMPANY; DEFINITIONS;

1.1   FORMATION. The Company was formed as a limited liability company by the filing of its Certificate of Formation with the state of Delaware.

1.2   NAME. The name of the Company is FLO NNN Real Yield LLC and all Company business must be conducted in that name or such other names that may be selected by the Manager and that comply with applicable law.

1.3   REGISTERED OFFICE; REGISTERED AGENT; OFFICES. The registered office and registered agent of the Company in the State of Delaware shall be as specified in the Certificate or as designated by the Manager in the manner provided by applicable law. The offices of the Company shall be at such places as the Manager may designate, which need not be in the State of Delaware.

1.4   PURPOSES. The purpose of the Company is to engage in the acquisition and management of commercial real estate leased to cannabis operating companies as well as any transaction of lawful business necessary to effectuate the purpose of the company, to promote any lawful purpose and to engage in any lawful act or activity for which the limited liability company may be organized and all activities related or incidental thereto.

1.5   FOREIGN QUALIFICATION. Prior to the Company's conducting business in any jurisdiction other than Delaware, the Manager shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

1.6   TERM. The term of existence of the Company is perpetual from the date the Certificate became effective and shall continue in existence until earlier wound up and terminated in accordance with either this Agreement.

1.7   NO STATE-LAW PARTNERSHIP. The Members intend that the Company not be a joint venturer of any other Member, for any purposes other than applicable federal tax laws, and this Agreement may not be construed to suggest otherwise

:

1.8   DEFINITIONS. The following terms, as used herein, shall have the following meanings:

"Act" means the Delaware Limited Liability Company Act, 6 Del. C. Sections 18-101 *et seq*.

"Agreement" means this Limited Liability Company Operating Agreement and those Exhibits and Schedules attached hereto.

"Capital Contributions" means any cash or cash equivalents or the fair market value of other property that a Member contributes to the Company with respect to any Membership Interests issued by the Company hereunder (net of any liabilities assumed by the Company or to which such property is subject).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on December 12, 2022.

"Code" means the United States Internal Revenue Code of 1986 and, to the extent applicable, any Treasury Regulations promulgated thereunder.

"Fiscal Year" means the fiscal year of the Company and shall be the same as its taxable year, which shall be the year ending December 31 unless otherwise required by the Code or, as otherwise determined by the Manager. Each Fiscal Year shall commence on the day immediately following the last day of the immediately preceding Fiscal Year.

"Governmental Entity" means the United States of America or any other nation, any state, province or other political subdivision, any international or *supra* national entity, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including any court, in each case having jurisdiction over the Company or any of its subsidiaries or any of the property or other assets of the Company or any of its subsidiaries.

"Law" means any applicable law, statute, ordinance, rule, regulation, code, order, judgment, tax ruling, injunction or decree of any Governmental Entity, including any Law relating to the protection of the environment.

"Manager" means the induvial(s) identified in Section 5.1, and any successors thereto.

"Member" means holders of Common Membership Interests and Preferred Membership Interests and all other Persons hereafter admitted as a member of the Company in accordance with the terms of this Agreement and the Act. The Members shall constitute the "members" (as such term is defined in the Act) of the Company. Except as otherwise set forth herein or in the Act, the Members shall constitute a single class or group of members of the Company for all purposes of the Act and this Agreement.

"Membership Interest" means the class or classes of limited liability company interests of a Member in the Company, as set forth opposite such Member's name on the Schedule of Members hereto from time to time, including such Member's share of the profits and losses of the Company, and also the right of such Member to any and all of the benefits to which such Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the provisions of this Agreement and of the Act. The Company may issue whole or fractional Membership Interests pursuant to the terms of this Agreement.

"Person" shall mean an entity or individual.

"Preferred Capital Amount" shall mean the Capital Contribution made by each holder of a Preferred Membership Interest.

"Preferred Cumulative Return" shall mean, for each Preferred Membership Interest holder, the amount equal to 115% of such holder's Preferred Capital Amount.

"Preferred Distribution Return" shall mean simple interest at a rate of 8% per annum.

"Preferred Membership Interest" means a Membership Interest having the rights and obligations specified with respect to Preferred Membership Interests in this Agreement. Preferred Membership Interests shall be non-voting interests issued to capital investors in the Company in consideration of each such Member's Preferred Capital Amount, and shall earn the Preferred Distribution Return.

"Promote Fee" shall mean an amounts equal to 8% of the aggregate Preferred Capital Amount.

"Securities Act" means the United States Securities Act of 1933.

"Transfer" means any sale, transfer, assignment (other than a contingent assignment for the benefit of creditors), exchange, or other disposition of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of Law). The terms "Transferee," "Transferor," "Transferred," and other forms of the word "Transfer" shall have the correlative meanings.

"Unreturned Preferred Capital Amount" shall mean, for any Preferred Membership Interest, as of any time, an amount equal to the excess, if any, of (i) the Preferred Capital Amount of such Preferred Membership Interest, over (ii) the aggregate amount of Distributions made by the Company prior to such time with respect to such Preferred Membership Interest under, or in respect of Section 4.1 hereof.

Article 2
UNITS / MEMBERS

2.1   UNITS. The Company shall initially have two authorized classes of Membership Interests, consisting of 20,000 Preferred Membership Interests and 46,667 Common Membership Interests, which shall have the rights set forth herein. As of the Effective Date, the Members of the Company, and their respective Units and Preferred Membership Interests in the Company, are set forth on the annexed Exhibit A. The Manager shall have the right to cause the Company to issue and/or create and issue at any time, and for such amount and form of consideration as the Manager may determine, addition Membership Interests.

2.2   CERTIFICATE OF UNITS; SECURITIES.

(a)   Certificate. The Units may be represented by a certificate of Membership Interest as determined by the Manager. The exact contents of a certificate of Membership Interest may be determined by action of the Manager but certificates shall be issued substantially in conformity with the following requirements. The certificates of Membership Interest shall be respectively numbered serially, as they are issued and shall be signed by the officers of the Company designated by the Manager. Each certificate of Membership Interest shall state the name of the Company, the fact that the Company is organized under the laws of the State of Delaware as a limited liability company, the name of the Person to whom the certificate is issued, the date of issuance, and the number, class and, if applicable, series of Units represented thereby. Each certificate of Membership Interest shall be otherwise in such form as may be determined by the Manager. Such certificates shall bear the following restrictive legend:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OF MEMBERSHIP HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT COVERING THE TRANSFER OF SUCH SECURITIES UNDER THE SECURITIES ACT, OR PURSUANT TO A TRANSACTION EXEMPT FROM SUCH REGISTRATION REQUIREMENTS (ACCOMPANIED BY AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH SECURITIES ACT).

> THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN AGREEMENT BY AND AMONG THE COMPANY AND THE HOLDERS OF CERTIFICATES OF MEMBERSHIP INTEREST OF THE LIMITED LIABILITY COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY.

1393562.1

(b)   Cancellation of Certificate. Except as herein provided with respect to lost, stolen, or destroyed certificates, no new certificates of Membership Interest shall be issued in lieu of previously issued certificates of membership until former certificates for a like number of Units shall have been surrendered and cancelled. All certificates of Membership Interest surrendered to the Company for transfer shall be cancelled.

(c)   Replacement of Lost, Stolen or Destroyed Certificate. Any Member claiming that its certificate of Membership Interest is lost, stolen, or destroyed may make an affidavit or affirmation of that fact and request a new certificate. Upon the giving of a satisfactory indemnity to the Company as reasonably required by the Manager, a new certificate may be issued of the same tenor and representing the same number of Units as was represented by the certificate alleged to be lost, stolen, or destroyed.

(d)   Registration of Transfer. To the extent permitted by this Agreement, Units shall be transferable upon the books of the Company by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Company by delivery thereof to the person in charge of the Unit transfer book and ledger. Such certificates shall be cancelled and new certificates shall thereupon be issued. A record shall be made of each transfer. Whenever any transfer of Units shall be made for collateral security, and not absolutely (to the extent permitted under this Agreement), it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Company to do so. The Manager shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for Units of the Company.

2.3   REPRESENTATIONS AND WARRANTIES. Each Member hereby represents and warrants to the Company and each other Members as follows:

(a)   the Member has duly executed and delivered this Agreement, and it constitutes the legal, valid and binding obligation of that Member enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity regardless of whether considered at law or in equity);

(b)   the Member's authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default, or violation of, (y) any contract or agreement to which that Member is a party or is otherwise subject, or (z) any law, order, judgment, decree, writ, injunction, or arbitral award to which that Member is subject; or (ii) require any consent, approval, or authorization from, filing or registration with, or notice, any Governmental Authority or other Person, unless such requirement has already been satisfied;

(c)   The Member is familiar with the existing or proposed business, financial condition, properties, operations, and prospects of the Company; the Member has asked such questions, and conducted such due diligence, concerning such matters and concerning its acquisition of the Units as the Member has desired to ask and conduct, and all such questions have been answered to its full satisfaction; the Member has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company; the Member understands that owning the Units involves various risks, including the restrictions on Transfer set forth in Article 8, the lack of any public market for the Units, the risk of owning the Units for an indefinite period of time and the risk of losing its entire investment in the Company; the Member is able to bear the economic risk of such investment; the Member is acquiring his Units for investment, solely for its own beneficial account and not with a view to or any present intention of directly or indirectly selling, offering, offering to sell or Transfer, participating in any distribution, or otherwise Transferring all or a portion of his Units; and the Member acknowledges that the Units have not been registered under the Securities Act or any other applicable federal or state securities laws, and that the Company has no intention, and shall not have any obligation, to register or to obtain exemption from registration for the Units or to take action so as to permit sales pursuant to the Securities Act.

2.4   WITHDRAWAL. A Member may not withdraw from the Company.

2.5   INFORMATION.

(a)   In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access under the Law. The Members agree, however, that a Majority of the Membership Interests entitled to vote may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, properties, and financial condition of the Company should be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members to examine or copy that information.

(b)   Each Member shall reimburse the Company for all costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

2.6   LIABILITY TO THIRD PARTIES. No Member shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment decree or order of a court.

2.7   EXPULSION. A Member may not be expelled from the Company.

2.8   SPOUSES OF MEMBERS. Spouses of Members do not become Members as a result of such marital relationship. Each spouse of a Member shall sign a Consent of Spouse form in a form prescribed by the Company, agreeing to be bound by the terms hereof including, without limitation, the term providing that ownership by a spouse is not permitted.

63

Article 3
CAPITAL CONTRIBUTIONS AND LIABILITY OF MEMBERS

3.1   CAPITAL CONTRIBUTIONS.   The initial Capital Contributions of each of the Members as of the date hereof are set forth on the annexed Exhibit A, which Exhibit shall be revised by the Manager as required.

3.2   RETURN OF CONTRIBUTIONS. Except as otherwise provided in this Agreement, no Member shall demand or receive a return of its Capital Contribution or withdraw from the Company without the written consent of the Manager. Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to receive property other than cash except as may be specifically provided herein through the tokenization of the asset. No Member shall receive any interest, salary, or drawing with respect to its Capital Contribution or for services rendered on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in this Agreement.

3.3   ADVANCES BY MEMBERS. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the written consent of the Company may advance all or part of the needed funds to or on behalf of the Company, at such interest rate and on such other terms as such Member and the Company may agree upon in writing. An advance described in this Section 3.3 constitutes a loan from the Member to the Company and is not a Capital Contribution.

3.4   CAPITAL ACCOUNTS. The Company shall maintain a separate capital account (a "Capital Account") for each Member in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

3.5   ADDITIONAL CAPITAL CONTRIBUTIONS. No Member shall be required to make any additional Capital Contribution to the Company in respect of the Membership Interests then held by such Member or to provide any additional financing to the Company; provided that a Member may make additional Capital Contributions or provide additional financing to the Company if approved by the Manager in accordance with the provisions of this Agreement (including any approval rights applicable thereto). The provisions of this Section 3.5 are intended solely for the benefit of the Members in their capacity as Members, and, to the fullest extent permitted by Law, shall not be construed as conferring any benefit upon any creditor (including a Member in its capacity as a creditor) of the Company (and no such creditor shall be a third party beneficiary of this Agreement), and no Member shall have any duty or obligation to any creditor of the Company to make any additional Capital Contributions or to provide any additional financing or to cause the Manager or any other Member to consent to the making of additional Capital Contributions or to the provision of additional financing.

Article 4
DISTRIBUTIONS AND ALLOCATIONS

4.1   DISTRIBUTIONS IN GENERAL.   At such time as determined by Manager, cash available for distribution shall be distributed as follows:.

(a) First, to the Preferred Membership Interests, ratably in such amounts to pay all unpaid Preferred Distributions Return;

(b) next, to the Manager to pay all unpaid Promote Fee obligations of the Company;

(c) next, to the Preferred Membership Interests, ratably in such amounts to pay all Unreturned Preferred Capital Amounts;

(d) next, (i) 60% ratably to the Preferred Membership Interests and (ii) 40% to the Common Membership Interests, until the Preferred Membership Interest have received the Preferred Cumulative Return;

(e) thereafter, 30% ratably to the Preferred Membership Interests and (ii) 70% to the Common Membership Interests.

For purposes of determining the amount of distributions, each Member shall be treated as having made the Capital Contributions and as having received the Distributions made to or received by its predecessors in respect of any of such Member's Membership Interests.

4.2   ALLOCATIONS OF PROFITS AND LOSSES. For each Fiscal Year, items of income, gain, loss, deduction, and credit of the Company will be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the amounts that are distributed to the Members or would have been distributed to the Members if distributions had been made in accordance with the provisions of Section 4.1(a) and Sections 4.1(c) – (e), provided that such allocations are in accordance with the principles of Sections 704(b) and 704(c) of the Code and in conformity with regulations promulgated thereunder. To the extent practicable, allocations will be made on an aggregate, rather than item-by-item, basis.

among the Members pro rata, in proportion to their respective Units.

4.3   DISTINGUISHING BETWEEN CAPITAL GAINS AND ORDINARY INCOME. The definition of "Profits" includes any type of income, whether ordinary or capital, and "Losses" includes both ordinary and capital losses, in each instance as determined in accordance with Section 703(a) of the Code and subject to Section 4.4 hereof.

4.4   RELIANCE ON ADVICE OF ACCOUNTANTS AND ATTORNEYS. The Members will have no liability to the Company if the Member rely upon the written opinion of tax counsel or accountants retained by the Company with respect to matters (including disputes) relating to computations and determinations required to be made under this Article 4 or other provisions of this Agreement.

4.5   MEMBER ACKNOWLEDGMENT. The Members agree to be bound by the provisions of this Article 4 in reporting their shares of Company income and loss for income-tax purposes.

Article 5
RIGHTS OF MEMBERS / MANAGEMENT / GOVERNANCE / MEETINGS

5.1   MEMBERS. The Members of the Company, and their respective class and numbers of Membership Interests, are listed on the Schedule of Members. No Person may be a Member without the ownership of a Membership Interest. The Members shall have only such rights and powers as are granted to them pursuant to the express terms of this Agreement and the Act. Except as otherwise expressly provided in this Agreement, no Member, in such capacity, shall have any authority to bind, to act for, to sign for or to assume any obligation or responsibility on behalf of, any other Member or the Company

5.2   NO MANAGEMENT OR DISSENT RIGHTS. Except as set forth herein or otherwise required by Law, the Members shall not have any right to take part in the management or operation of the Company other than through the Managers appointed by the Members to the Board of Managers. No Member shall, without the prior written approval of the Board of Managers, take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for actions expressly authorized by the terms of this Agreement. Except as required by Law, Members shall not be entitled to any rights to dissent or seek appraisal with respect to any transaction, including the merger or consolidation of the Company with any Person

5.3   NO MEMBER FIDUCIARY DUTIES.

(a) No Member shall, to the maximum extent permitted by the Act and other applicable Law, owe any duties (including fiduciary duties) as a Member to the other Members or the Company, notwithstanding anything to the contrary existing at law, in equity or otherwise; provided, however, that each Member shall have the duty to act in accordance with the implied contractual covenant of good faith and fair dealing.

(b) Except as otherwise expressly provided in this Agreement or any other contractual arrangements between the Company and one or more Members, any Member may engage in or possess any interest in another business or venture of any nature and description, independently or with others, whether or not such business or venture is competitive with the Company or any of its Subsidiaries, and neither the Company nor any other Member shall have any rights in or to any such independent business or venture or the income or profits derived therefrom, and the doctrine of corporate opportunity or any analogous doctrine shall not apply to the Members and the members, shareholders, partners and affiliates thereof. The pursuit of any such business or venture shall not be deemed wrongful, improper or a breach of any duty hereunder, at law, in equity or otherwise.

5.4　MANAGEMENT BY ITS MANAGER The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Manager. The Manager shall be KeefX, LLC. Each Manager shall hold office until a successor is duly elected by the Members entitled to vote thereon and qualified or until his or her earlier death, resignation or removal. The Manager shall be a "manager" (as such term is defined in the Act) of the Company but, notwithstanding the foregoing, the Manager shall have any rights or powers beyond the rights and powers granted to the Manager in this Agreement.

(b)　Decisions or actions taken by the Manager in accordance with this Agreement shall constitute decisions or actions by the Company and shall be binding on each Member, Officer (as defined herein), and employee of the Company unless otherwise indicated by the Manager. Any Manager or Officer, in the performance of such Manager's or Officer's duties, shall be entitled to rely in good faith on the provisions of this Agreement and on opinions, reports or statements (including financial statements, books of account any other financial information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company) of the following other Persons or groups: (i) one or more Officers or employees of such Member or the Company, (ii) any legal counsel, certified public accountants or other Person employed or engaged by such Manager or the Company, or (iii) any other Person who has been selected with reasonable care by or on behalf of such Manager, Officer or the Company, in each case as to matters which such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in Section 18-406 of the Act.

5.5　MEETINGS OF MEMBERS.　All meetings of Members entitled to vote on Company matters shall be called digitally to all members no less then annually by the Manager.

5.6　PROVISIONS APPLICABLE TO ALL MEETINGS.　In connection with any meeting of the Members entitled to vote on Company matters, the following provisions shall apply:

(a)　Any such meeting shall be held at the principal place of business of the Company, unless the notice of such meeting specifies a different place and virtually.

(b)　Attendance of a Person at such meeting (including pursuant to Section 5.6(e) shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c)　A Person may vote at such meeting by a written proxy executed by that Person and delivered to another Member, as applicable. A proxy shall be revocable unless it is stated to be irrevocable. A vote means the Manager has called for a vote at his own and sole discretion as the signor and binding agent and manager of the entity.

(d)　Any action required or permitted to be taken at such a meeting may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the Members, or having not fewer than the minimum number of Units or votes that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted, as determined by the Manager.

(e)   Members may participate in such meeting by means of conference telephone, video conference, or similar communications equipment by means of which all Persons participating in the meeting can hear each other. Any member meeting shall be called at the sole discretion of the managing member. No member shall have authority or voting rights for any decision making of the entity.

5.7   OFFICERS. The Manager may delegate title, authorities, duties, and salaries to officers for operation of the Company (each an "Officer"). Any Officer may be removed as such, either with or without cause, by the Manager in the event of willful neglect. The manager at his sole discretion may make such appointments as deemed necessary by the company.

5.8   LIMITATIONS ON LIABILITY The liability of the Manager and the Members shall be limited and the company indemnifies the members against liability.

5.9   CONFLICTS OF INTEREST / DEALINGS WITH MEMBERS AND AFFILIATES. Unless otherwise bound, the Manager and its Members, and any of their affiliates may engage in and possess interests in other ventures of any and every type and description, independently or with others, excluding ones in competition with the Company, with no obligation to offer to the Company or any other Member or Officer the right to participate therein. The Company may transact business with any Member, Officer, or affiliate thereof, provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties.

5.10   INDEMNIFICATION. THE COMPANY SHALL INDEMNIFY, DEFEND, PROTECT AND HOLD HARMLESS EACH MANAGER, MEMBER AND OFFICER FROM AND AGAINST ALL ACTIONS, SUITS OR PROCEEDINGS, AND ALL OTHER CLAIMS, DEMANDS, LOSSES, DAMAGES, LIABILITIES, JUDGMENTS, AWARDS, PENALTIES, FINES, SETTLEMENTS, COSTS AND EXPENSES (INCLUDING COURT COSTS AND REASONABLE ATTORNEYS' FEES), ARISING OUT OF THE MANAGEMENT OF THE COMPANY OR SUCH MEMBERS SERVICE OR STATUS AS A MEMBER OR SUCH OFFICER'S SERVICE OR STATUS AS AN OFFICER. THIS INDEMNITY SHALL APPLY TO MATTERS THAT ARISE OUT OF THE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR RESPONSIBILITY BY SUCH MEMBER OR OFFICER; PROVIDED, HOWEVER, THAT THIS INDEMNITY SHALL NOT APPLY TO MATTERS ARISING OUT OF THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR BREACH OF THIS AGREEMENT BY SUCH MEMBER OR OFFICER.

Article 6
TAXES

6.1   TAX RETURNS. The Company shall prepare and timely file all federal, state, and local tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a copy of each such return to the Members on or before ten (10) days prior to the due date of any such return unless an extension is advised, together with such additional information as may be required by the Members in order for the Members to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its returns.

6.2   TAX ELECTIONS.   The Company shall make the following elections on the appropriate tax returns:

(a)   to adopt the calendar year as the Company's fiscal year;

(b)   to adopt the method of accounting recommended by the Company's accountant

(c)   any other election the Officers may deem appropriate and in the best interests of the Members.

Article 7
BOOKS, RECORDS, AND BANK ACCOUNTS

7.1   BOOKS AND RECORDS.   The Managing Member shall keep or cause to be kept at the principal office of the Company complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business, and minutes of the proceedings of its Members. The books and records shall be maintained with respect to accounting matters in accordance with sound accounting practices, and the books and records shall be available at the Company's principal office for examination, subject to Section 2.5, for any purpose reasonably related to a Member's Membership Interest in the Company, by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours with reasonable advance notice.

7.2   REPORTS.   Within one hundred twenty (120) days after the end of each taxable year, the Members shall cause to be sent to each Member at the end of the taxable year a complete accounting of the financial affairs of the Company for the taxable year then ended.

7.3   ACCOUNTS.   The Manager shall establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Manager may determine. The Manager may not commingle the Company's funds with the funds any Personal of Member Accounts.

Article 8
RESTRICTIONS ON TRANSFER / PREFERENTIAL PURCHASE RIGHT / PURCHASE OPTION

8.1   RESTRICTION ON TRANSFERS. No Member may Transfer all or any portion of his Units without the prior written consent of the Manager, except as otherwise provided herein.. Any Units Transferred in contravention of this Article (regardless of Manager consent) shall be void of all voting, inspection and other rights with respect to the pledgee/Transferee and any such Transfer shall be null and void *ab initio* and shall be subject to purchase by the Company. Any Transferee must sign a counterpart to this Agreement agreeing to be bound by all terms hereof prior to such Transfer being deemed effective. Signature is digitally acceptable. Each Member specifically acknowledges that a breach of this Article 8 would cause the Company and the Members to suffer immediate and irreparable harm, which could not be remedied by the payment of money. In the event of a breach or threatened breach by a Member of the provisions of this Article 8, the Company or other Members shall be entitled to injunctive relief to prevent or end such breach, without the requirement to post bond. Nothing herein shall be construed to prevent the Company or other Members from pursuing any other remedies available to it for such breach or such threatened breach, including the recovery of damages, reasonable attorneys' fees and expenses.

8.2   OBLIGATIONS OF PERMITTED TRANSFEREES. In the case of any Transfer of Units made in accordance with Section **Error! Reference source not found.**, the Transferee shall execute and deliver an appropriate instrument agreeing to be bound by this Agreement as a Member and such additional agreements or instruments as the Company may require. Any permitted Transferee of Units shall receive and hold such Units subject to this Agreement and all of the restrictions, obligations and rights created hereunder, and the Members and each Transferee shall be bound by their obligations under this Agreement with respect to each subsequent Transferee. A Transferee of the Membership Interest of a Member who is admitted to the Company in place and stead of a Member accepts, ratifies and agrees to be bound by all actions duly taken pursuant to the terms and provisions of this Agreement by the Company prior to the date it was admitted to the Company and, without limiting the generality of the foregoing, specifically ratifies and approves all agreements and other instruments as may have been executed and delivered on behalf of the Company prior to such date and which are in force and effect on such date.

8.3   DISTRIBUTIONS AND APPLICATIONS IN RESPECT TO TRANSFERRED UNITS. If any Unit is Transferred during any Fiscal Year in compliance with the provisions of this Article 8, Profits, Losses, each item thereof, and all other items attributable to the Membership Interest for such Fiscal Year shall be divided and allocated between the Transferor and the Transferee by taking into account their varying Membership Interests during such Fiscal Year in accordance with the Code, using any conventions permitted by law and selected by the Company. All distributions on or before the date of such Transfer shall be made to the Transferor, and all distributions thereafter shall be made to the Transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided, however, if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer and provided further that if the Company does not receive a notice stating the date such Membership Interest was Transferred and such other information as the Manager may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated and all distributions shall be made to the Person who, according to the books and records of the Company, was the owner of the Membership Interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Company nor the Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not the Members or the Company has knowledge of any Transfer of ownership of any Membership Interest.

Article 9
WINDING UP AND DISSOLUTION

9.1   WINDING UP.

(a)   Winding up of the Company is required upon the first of the following to occur:

(i)   The expiration of the Company's period of duration if not perpetual;

(ii)   The Manager so deems necessary for the asset value of the business to wind up the Company;

(iii)   The entry of a decree by a court of competent jurisdiction requiring the winding up of the Company.

(b)   Upon the occurrence of an event requiring the winding up of the Company, the business and affairs of the Company shall cease except to the extent necessary to wind up the Company's business, and the assets of the Company shall be liquidated under this Article 9.

(c)   Winding up of the Company shall be effective as of the day on which the event occurs giving rise to the winding up, but the Company shall not terminate until the winding up process has been completed.

(d)   During the winding up of the Company, the Manager may cause any part or all of the assets of the Company to be sold in such manner as the Manager shall determine in an effort to obtain the best prices for such assets; provided, however, that the Manager may distribute assets of the Company in kind to the Members to the extent practicable.

9.2   WINDING UP AND LIQUIDATION. On the occurrence of an event described in Section 9.1(a), unless an election is made to continue the business of the Company pursuant to Section **Error! Reference source not found.**, the Manager shall act as liquidator or may appoint one Member as liquidator. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Members. The costs of winding up shall be borne as a Company expense.

9.3   DISTRIBUTION OF ASSETS. In settling accounts during winding up, the assets of the Company shall be paid in the following order:

(a)   First, to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their Capital Contributions;

(b)   Second, to fund reserves for liability not then due and owing and for contingent liabilities to the extent they were determined reasonable by the Manager, provided that, upon the expiration of such period of time as the Manager deem advisable, the balance of such reserves remaining after payment of such contingencies shall be distributed in the manner below;

(c)   Third, any remainder shall be distributed to the Members of the Company, pro rata, in accordance with the distribution priority set forth in Section 4.1 hereof.

9.4   DISTRIBUTIONS IN KIND. If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members.

9.5   TERMINATION. When the winding up process has been completed, a Certificate of Termination shall be executed on behalf of the Company by the Manager and shall be filed with the Secretary of State of Delaware, and the Manager shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the termination of the Company.

Article 10
AMENDMENT

10.1   AMENDMENTS TO THIS AGREEMENT. Except as provided in Section 10.2, no alterations, modifications, amendments or changes herein shall be effective or binding upon the parties hereto unless the same shall have been agreed to in writing by the Manager. However, any amendments to this Agreement that would have the effect, directly or indirectly, separately or cumulatively, of reducing the benefits to, or increasing the obligations or liabilities of the Members and any amendment to this Article 10 shall require additionally the express written consent of the Company and the affected Member. A Member who fails to respond within fifteen (15) days of a notice of a proposed amendment shall be deemed to have voted in favor of it.

10.2   OTHER AMENDMENTS TO THIS AGREEMENT. In addition to any amendments otherwise authorized herein, this Agreement may be amended from time to time by the Manager to (i) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (ii) admit any additional Members or reflect any change in address or Membership Interest of a Member; and (iii) modify the provisions of this Agreement, if in the opinion of counsel to the Company and the Members such modification is necessary to cause the allocations contained therein to have substantial economic effect.

Article 11
GENERAL PROVISIONS

11.1 OFFSET. Whenever the Company is to pay any sum to a Member, any amounts that the Member owes the Company may be deducted from that sum before payment.

11.2 NOTICES. Except as expressly set forth to the contrary in this Agreement, all notices, requests, approvals or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, or by delivering that writing to the recipient in person, by courier or by facsimile transmission or by email; and a notice request or consent given under this Agreement is effective on receipt by the Person to receive it. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or such other address as that Member may specify by notice to the other Members. Whenever any notice is required to be given by law or by this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of that notice.

11.3 ENTIRE AGREEMENT; SUPERSEDURE. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

11.4 EFFECT OF WAIVER OR CONSENT. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his or its rights with respect to that default until the applicable statute of limitations period has run.

11.5 BINDING EFFECT. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective legal representatives, successors and permitted assigns.

11.6 GOVERNING LAW; SEVERABILITY. This Agreement is governed by and shall be construed in accordance with the law of the State of Delaware, excluding any conflict of laws rule or principle that might refer the governance or the construction of this Agreement to the law of another jurisdiction. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law. Venue for any action arising under or in connection with this agreement shall lie exclusively in Delaware.

11.7 FURTHER ASSURANCES. Each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effect and perform the provisions of this Agreement and those transactions.

11.8 WAIVER OF CERTAIN RIGHTS. Each Member irrevocably waives any right it may have to maintain any action for the winding up and termination of the Company or for partition of the property of the Company.

11.9 NOTICE TO MEMBERS OF PROVISIONS OF THIS AGREEMENT. By executing this Agreement, each Member acknowledges that he has actual notice of all of the provisions of this Agreement, including, without limitation, the restrictions on the Transfer of Units set forth in Article 8. Each Member hereby agrees that this Agreement constitutes adequate notice of all these provisions.

11.10 NUMBERS AND GENDER. Where the context so indicates, the masculine shall include feminine and neuter, and the neuter shall include the masculine and feminine, the singular shall include the plural.

11.11 COUNTERPARTS. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

11.12 CONFIDENTIALITY. Except with the prior written consent of the Company and except as otherwise required by law, each Member shall, and shall cause each of its representatives to (a) hold in strict confidence all confidential, proprietary or other non-public information or trade secrets relating to the Company or its assets or operations (the "Confidential Information"), and (b) not release or disclose in any manner whatsoever to any other person any such Confidential Information; provided that (i) the foregoing provisions shall not apply to any disclosure, to the extent reasonably required, to those of such Member's auditors, attorneys and other representatives who agree to be bound by the provisions of this Section 11.12 (ii) the foregoing provisions shall not apply where such Member or any of its representatives is compelled to disclose such Confidential Information, by judicial or administrative process or, in the reasonable opinion of its counsel, by other requirements of Law (provided that prior written notice of such disclosure is given to the Company and any such disclosure is limited to only that portion of the Confidential Information which such person is compelled to disclose), (iii) the term "Confidential Information" shall not include information (A) which is or becomes generally available to the public other than as a result of disclosure of such information by such Member or any of its representatives, (B) becomes available to the recipient of such information on a non-confidential basis from a source which is not, to the recipient's knowledge, bound by a confidentiality or other similar agreement, or by any other legal, contractual or fiduciary obligation which prohibits disclosure of such information to the other parties hereto, or (C) which can be demonstrated to have been developed independently by the representatives of such recipient which representatives have not had any access to any information which would otherwise be deemed to be "Confidential Information" pursuant to the provisions of this Section 11.12, and (iv) each of the Members acknowledges and agrees that any information the Members may receive from the Company in its reports to Members is confidential, proprietary and non-public in nature.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the Effective Date, although not necessarily executed on such date.

FLO NNN REAL YIELD, LLC

BY: KEEFX, LLC

By _____
YITZ KLEIN, MANAGER

MEMBER:

KEEFX, LLC

By _____
YITZ KLEIN, MANAGER

Date _____

MEMBERS
(as of the Effective Date)

Name and Address	Number of Units	Interest
KeefX, LLC	46,667	100%
Total	**46,667**	**100.%**

Exhibit "A"

EXHIBIT D

Video Transcript

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Located just a short drive from New York City, our community offers the perfect blend of accessibility and escape. With affordable living, high-speed WiFi, and communal spaces for wellness and connection, we're crafting a lifestyle that appeals to the young, dynamic, remote workers, active retirees, and eco-conscious.

Our vision is expansive, with plans to scale across multiple states, offering residents and investors alike a unique model of flexible, sustainable living. The first of these communities is taking shape now, embodying our commitment to quality, community, and the environment. Future locations in planning are Florida, Texas and Puerto Rico to name a few.

This is more than just an investment in real estate; it's an opportunity to be part of a movement that redefines what it means to live and work in harmony with nature. As we embark on this journey, we invite you to join us, to invest in a future where lifestyle and sustainability meet. Are you ready to invest in the future of living? Click the link below to learn more about our Tiny Home Community and how you can be a part of this exciting venture. Thank you for considering this unique opportunity, and we look forward to partnering with you."